Hemagen Diagnostics, Inc.
9033 Red Branch Road
Columbia, MD  21045
Fax:  (410) 797-7812

Via EDGAR

May 22, 2012

Mr. Jeffrey P. Riedler
Mr. Daniel Greenspan, Special Counsel
Ms. Laura Crotty
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hemagen Diagnostics, Inc.
Registration Statement on Form S-3
Filed December 23, 2010
File No. 333-171380

Ladies and Gentlemen:

We have received and reviewed your letter dated April 4, 2012 related to the above-referenced filing of Hemagen Diagnostics, Inc. (“Hemagen” or the “Company”).  In accordance with your request, we have responded to each of the comments included in your letter.  Our responses to each of the items noted in your letter are detailed below and are keyed to the numerical order of your comments.  This letter has been filed with the Commission as correspondence through EDGAR.

General

1.	Please amend your filing to include the disclosure provided in response to each of our prior comments.

Response:

                Amendment No. 1 filed the date hereof responds to this comment.

Securities and Exchange Commission
May 22, 2012

2.
We note your response to our prior comment 2 and your statement that the instruments and agreements relating to the original transaction in which the 8% Senior Subordinated Secured Convertible Notes were sold to the selling shareholders “have been filed with certain of our filings.”  Please revise your exhibit index on page II-2 of the registration statement to specifically incorporate these documents by reference.

Response:

                 Amendment No. 1 filed the date hereof responds to this comment.

Incorporation of Certain Documents by Reference, page 1

3.
We note that you have forward incorporated by reference all Exchange Act filings made from the “date of the prospectus to the end of the offering of the securities” but have not incorporated filings made between the date of the initial registration statement and prior to effectiveness.  Please revise your disclosure accordingly, or specifically incorporate by reference all required filings made since the date the registration statement was initially filed. See CD&I 123.05 of Securities Act Forms for guidance.

Response:

                Amendment No. 1 filed the date hereof responds to this comment.

We trust that the foregoing sufficiently addresses your comments.  Hemagen appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (443) 367-5500.

Sincerely, HEMAGEN DIAGNOSTICS, INC.

By:	/s/ Catherine M. Davidson
Catherine M. Davidson
Controller, Principal Financial and Accounting Officer

cc:  F. Mark Reuter, Esq.